# SEC Schedule 13G/A (Amendment No. 24) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PetVivo Holdings, Inc., CIK 0001512922
CUSIP: 716817408
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, 5251 EDINA INDUSTRIAL BLVD, EDINA, Minnesota (MN), 55439
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001291984-25-000002
Filed by CIK 0001291984

## Reporting persons
- CRUDEN STANLEY C: type of reporting person: individual (IN); sole voting power 3,159,948; shared voting power 0; sole dispositive power 3,159,948; shared dispositive power 0; aggregate amount beneficially owned 3,159,948 (9.8% of the class)

## Item 1. Issuer
Name of issuer: PetVivo Holdings, Inc.
Address of issuer's principal executive offices: 5251 EDINA INDUSTRIAL BLVD, 5251 EDINA INDUSTRIAL BLVD, EDINA, MINNESOTA, 55439.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CRUDEN STANLEY C: Stanley C. Cruden, Account Administrator (10/14/2025)